U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

HERZFELD CREDIT INCOME FUND, INC.
THE HCM MASTER FUND LIMITED
HCM US FEEDER LP
HCM CAYMAN FEEDER LTD
THE HCM PREFERRED EQUITY MASTER FUND LIMITED
HCM MASTER FUND HOLDCO LTD
HCM CO-INVEST I LLC
HCM CO-INVEST II LLC
TJHA JV I LLC
THOMAS J. HERZFELD ADVISORS, INC. (ON BEHALF OF AFFILIATED SEPARATELY MANAGED ACCOUNTS

119 Washington Ave
Unit 504
Miami Beach, FL 33139
(305) 777-1660

 APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Thomas K. Morgan, Esq.

General Counsel
Thomas J. Herzfeld Advisors, Inc.
119 Washington Avenue, Suite 504
Miami Beach, FL 33139

(305) 777-1660

tmorgan@herzfeld.com

Copies to:

Theodore D. Edwards, Esq.

Troutman Pepper Locke LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103 (215) 981-4181
Theodore.Edwards@troutman.com

December 10, 2025

I.       SUMMARY OF APPLICATION

The following entities hereby request an order (the "Order") of the U.S. Securities and Exchange Commission (the "SEC" or "Commission") under Section 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder:

A.	Herzfeld Credit Income Fund, Inc. ("HERZ" or the "Existing Regulated Fund"), is a non-diversified, closed-end management investment company incorporated under the laws of the State of Maryland on March 10, 1992, and registered under the Investment Company Act of 1940, as amended. The investment adviser to HERZ is Thomas J. Herzfeld Advisors, Inc. (as defined below)

B.	Thomas J. Herzfeld Advisors, Inc. ("TJHA" or the "Existing Advisor"), and its successors,[2] is a Florida corporation that serves as the investment adviser to HERZ and certain Existing Affiliated Funds (as defined below) and certain Separately Managed Accounts (as defined below). TJHA is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act").
C.	Certain existing Affiliated Funds (as identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the "Existing Affiliated Funds" and collectively with the Existing Regulated Fund, the Existing Adviser, and the Affiliated SMAs, the "Applicants").[3]

D.	TJHA manages certain separately managed accounts ("SMAs"), each of which is a separate and distinct account managed on behalf of the individual account holders, including certain SMAs which are owned by one or more affiliates of the Adviser, as identified on Schedule B hereto (such SMAs, "Affiliated SMAs" and, collectively with the SMAs, the "Existing SMAs").

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity or separately managed account that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the "Application") would allow a Regulated Fund,4 one or more Affiliated Entities,5 and one or more Affiliated SMAs to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Fund, Affiliated Entities, and Affiliated SMAs that participate in a Co-Investment Transaction are collectively referred to herein as "Participants."7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]	“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]	“Affiliated Entity” means an entity not controlled by the Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) the Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of the Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is the Adviser.

To the extent that an entity described in clause (b) is not advised by the Adviser, such entity shall be deemed to be the Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7]	“Adviser” means the Existing Adviser, and any other investment adviser controlling, controlled by, or under common control with the Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.       GENERAL DESCRIPTION OF THE APPLICANTS

A.       Existing Regulated Fund

Herzfeld Credit Income Fund, Inc. ("HERZ") is an externally managed non-diversified, closed-end management investment company incorporated under the laws of the State of Maryland on March 10, 1992, and registered under the Investment Company Act of 1940, as amended. HERZ's shares of common stock trade on the NASDAQ Capital Market under the ticker symbol "HERZ". HERZ has elected to be treated as a regulated investment company ("RIC") under subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and intends to continue to qualify as a RIC in the future. HERZ's primary investment objective is maximizing risk adjusted total returns with a secondary investment objective of generating high current income. Under normal circumstances, HERZ will invest at least 80% of the aggregate of its net assets and borrowings for investment purposes in credit-related instruments. HERZ has a five-member board (the "HERZ Board"), of which three members are not "interested persons" of HERZ within the meaning of Section 2(a)(19) of the Act ("Independent Directors").9 The principal business address of HERZ is 119 Washington Avenue, Suite 504, Miami Beach, FL 33139.

B.       The Existing Affiliated Funds and the Affiliated SMAs

The Existing Affiliated Funds are investment funds, each of whose investment adviser is the Adviser and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act.10 A list of the Existing Affiliated Funds is included on Schedule A hereto.

The Affiliated SMAs will, from time to time, hold various financial assets in a separately managed account capacity. The Adviser manages the Affiliated SMAs and currently intends to include certain Existing SMAs as participants in Co-Investment Transactions, including certain Affiliated SMAs. A description of the Affiliated SMAs is included on Schedule B hereto. Certain SMAs that are not Affiliated SMAs may also participate in Co-Investment Transactions; however, such participation by unaffiliated SMAs does not require the relief contemplated herein. The Existing Adviser has been included as an Applicant herein on behalf of the Affiliated SMAs.

C.       The Existing Adviser

Thomas J. Herzfeld Advisors, Inc. ("TJHA") was organized as a corporation under the laws of the state of Florida, is privately held, and has registered with the Commission pursuant to Section 203 of the Advisers Act. TJHA serves as investment advisor to HERZ, the Existing Affiliated Funds, and the Existing SMAs and determines whether or not each entity or account should invest in securities consistent with each entity's and account's investment guidelines.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

[10]	In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

III.       ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "Conditions"), the Regulated Fund to be able to participate with one or more Affiliated Entities, and/or Affiliated SMAs in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.       Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

11	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

B.       Need for Relief

The Regulated Fund may be deemed to be an affiliated person of each of the Existing Affiliated Entities within the meaning of Section 2(a)(3) if it is deemed to be under common control because the Existing Adviser is or will be either the investment adviser or sub-adviser to each Existing Affiliated Entity. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, the Existing Adviser and any Affiliated Entities that it advises could be deemed to be persons related to the Regulated Fund in a manner described by Sections 17(d) and 57(b). Accordingly, with respect to the Existing Adviser and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Fund (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity such as the Affiliated SMAs, could be deemed to be persons related to Regulated Fund (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b).

C.       Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.       Same Terms. With respect to any Co-Investment Transaction, the Regulated Fund and each Affiliated Entity and/or Affiliated SMA participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity and/or Affiliated SMA may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa).

2.       Existing Investments in the Issuer. Prior to the Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity or Affiliated SMA has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund's board ("Required Majority") will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity or Affiliated SMA holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.       Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser, will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

[12]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[13]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4.       No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by the Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. None of any Affiliated Entity, any Affiliated SMA, the Regulated Fund, nor any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with the Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund, Affiliated Entity(ies), or Affiliated SMA(s).

5.       Co-Investment Policies. The Adviser will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to the Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of the participating Regulated Fund (the "Co-Investment Policies"). The Adviser will provide its Co-Investment Policies to the Regulated Fund and will notify the Regulated Fund of any material changes thereto.16

6.       Dispositions:

a.       Prior to any Disposition17 by an Affiliated Entity or Affiliated SMA of a security acquired in a Co-Investment Transaction, the Adviser to the Regulated Fund that participated in the Co-Investment Transaction will be notified and the Regulated Fund will be given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities and/or Affiliated SMA participating in such Disposition.

b.       Prior to any Disposition by the Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity and/or Affiliated SMA holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

[15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[16]	The Affiliated Entities may adopt shared Co-Investment Policies.

[17]	Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[18]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

7.       Board Oversight

a.       The Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

b.       Prior to the Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

c.       At least quarterly, the Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Board with reports or other information requested by the Board related to the Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

d.       Every year, the Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' or Affiliated SMA's participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

e.       The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8.       Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. The Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

[19]	If the Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9.       Expiration of Relief Granted by Order. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.       STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Fund and its shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.       Potential Benefits to the Regulated Fund and its Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Fund to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Fund should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying its portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of the Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.       Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by the Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to the Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of the participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V.       PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "Existing Orders").20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Fund. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[20]	See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI.       PROCEDURAL MATTERS

A.       Communications

Please address all communications concerning this Application, the Notice and the Order to:

Thomas K. Morgan, Esq.

General Counsel
Thomas J. Herzfeld Advisors, Inc.
119 Washington Avenue, Suite 504
Miami Beach, FL 33139
(305) 777-1660
tmorgan@herzfeld.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Theodore D. Edwards, Esq.

Troutman Pepper Locke LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103
(215) 981-4181
Theodore.Edwards@troutman.com

B.       Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by a) the Board of the Regulated Fund pursuant to resolutions duly adopted by the Board, b) the Board of each of the Existing Affiliated Funds pursuant to resolutions duly adopted by such Boards, and c) the Board of TJHA authorizing TJHA to file this Application for the Order on behalf of the Affiliated SMAs pursuant to resolution duly adopted by such Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that the Existing Regulated Fund, the Existing Affiliated Funds, and TJHA (on behalf of the Affiliated SMAs), have each authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 10 day of December, 2025.

Existing Regulated Fund:

Herzfeld Credit Income Fund, Inc.

By:	/s/ Erik M. Herzfeld
Name:	Erik M. Herzfeld
Title:	President

Adviser:

Thomas J. Herzfeld Advisors, Inc.

By:	/s/ Erik M. Herzfeld
Name:	Erik M. Herzfeld
Title:	President

Existing Affiliated Separately Managed Accounts:

Thomas J. Herzfeld Advisors, Inc., on behalf of the Affiliated Separately Managed Accounts

By:	/s/ Erik M. Herzfeld
Name:	Erik M. Herzfeld
Title:	President

Existing Affiliated Funds:

The HCM Master Fund Limited
HCM US Feeder LP

HCM Cayman Feeder Ltd
The HCM Preferred Equity Master Fund Limited
HCM Master Fund Holdco Ltd

HCM Co-Invest I LLC

HCM Co-Invest II LLC

TJHA JV I LLC

By:	/s/ Erik M. Herzfeld
Name:	Erik M. Herzfeld
Title:	Authorized Signatory

Exhibit A

Verification

The undersigned states that he has duly executed the attached application dated as of December 10, 2025 for and on behalf of the entities listed below; that he holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Existing Regulated Fund:

Herzfeld Credit Income Fund, Inc.

By:	/s/ Erik M. Herzfeld
Name:	Erik M. Herzfeld
Title:	President

Adviser:

Thomas J. Herzfeld Advisors, Inc.

By:	/s/ Erik M. Herzfeld
Name:	Erik M. Herzfeld
Title:	President

Existing Affiliated Separately Managed Accounts:

Thomas J. Herzfeld Advisors, Inc., as investment manager

By:	/s/ Erik M. Herzfeld
Name:	Erik M. Herzfeld
Title:	President

Existing Affiliated Funds:

The HCM Master Fund Limited
HCM US Feeder LP

HCM Cayman Feeder Ltd
The HCM Preferred Equity Master Fund Limited
HCM Master Fund Holdco Ltd

HCM Co-Invest I LLC

HCM Co-Invest II LLC

TJHA JV I LLC

By:	/s/ Erik M. Herzfeld
Name:	Erik M. Herzfeld
Title:	Authorized Officer and Director

Exhibit B.1

HERZFELD CREDIT INCOME FUND, INC.
RESOLUTION OF DIRECTORS
November 4, 2025

WHEREAS,, The members of the Board of Directors (the "Board") of Herzfeld Credit Income Fund, Inc., a Maryland corporation (the "Fund"), including a majority of those Directors who are not "interested persons" of the Fund as defined in Section 2(a)(19) the Investment Company Act of 1940, as amended, acting pursuant to Section 2-408 of the Maryland General Corporation Law, deem it advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "SEC") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-l promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT:

RESOLVED, that the Authorized Officers (as defined below) be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission the Application, and to do such other acts or things and execute such other documents, including any amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Commission's staff and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers' authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof;

FURTHER RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund; and

RESOLVED, that for the purposes of the foregoing resolutions, the President, Treasurer, Chief Compliance Officer, Vice President, Secretary and Assistant Secretary of the Fund shall be the Authorized Officers of the Fund (collectively, the "Authorized Officers").

(Approved on November 4, 2025)

Exhibit B.2

THE HCM MASTER FUND LIMITED

THE HCM PREFERRED EQUITY FUND LIMITED

HCM CAYMAN FEEDER LTD
UNANIMOUS WRITTEN CONSENT OF DIRECTORS
October 30, 2025

THE UNDERSIGNED, being all of the members of the Board of Directors (the "Board") of The HCM Master Fund Limited, The HCM Preferred Equity Fund Limited, and HCM Cayman Feeder Ltd (collectively, the "Fund") including a majority of those Directors who are not "interested persons" of the Fund as defined in Section 2(a)(19) the Investment Company Act 1940, as amended, hereby consent in writing to the adoption of the below resolutions and agree that such resolutions shall have the same force and effect as if adopted at a duly called and legally held meeting of the Directors:

Approval Co-Investment Transactions Exemptive Application

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "SEC"), as co-applicants with Herzfeld Private Credit Fund, Inc. ("HERZ"), an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-l promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT:

RESOLVED, that the Authorized Officers (as defined below) be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission the Application, and to do such other acts or things and execute such other documents, including any amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Commission's staff and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed, and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers' authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof;

FURTHER RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund; and

RESOLVED, that for the purposes of the foregoing resolutions, the President, Treasurer, Chief Compliance Officer, Vice President, Secretary and Assistant Secretary of the Fund shall be the Authorized Officers of the Fund (collectively, the "Authorized Officers").

This Unanimous Written Consent may be executed in one or more counterparts, all of which taken together shall be deemed one original.

[signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Unanimous Written Consent of Directors as of the date first written above.

Dated: October 30, 2025

/s/ Erik M. Herzfeld
Erik M. Herzfeld

/s/ Joseph Keane
Joseph Keane

/s/ Robert Sleutz
Robert Sleutz

(Approved on October 30, 2025)

Exhibit B.3

RESOLUTIONS OF THE BOARD OF DIRECTORS OF

THOMAS J. HERZFELD ADVISORS, INC.
(the "Adviser")

WHEREAS, the Board deems it is advisable and in the best interest of the Adviser to file with the U.S. Securities and Exchange Commission (the "SEC") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-l promulgated thereunder (the "Application"), to authorize, on behalf of itself, certain Separately Managed Accounts ("SMAs"), and certain Affiliated Entities for whom the Adviser acts as managing member (collectively, the "TJHA Applicants") the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and each of them hereby is, authorized and directed on behalf of the Adviser and in its name and on behalf of the Adviser and the TJHA Applicants, to prepare, execute, and cause to be filed with the Commission the Application, and to do such other acts or things and execute such other documents, including any amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Commission's staff and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Adviser, to perform all of the agreements and obligations of the Adviser in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers' authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Adviser thereof;

FURTHER RESOLVED, that any and all actions previously taken by the Adviser or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Adviser; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chairman, President, Chief Operating Officer, Chief Compliance Officer, Vice President, and Secretary of the Adviser shall be the Authorized Officers of the Adviser (collectively, the "Authorized Officers").

(Approved on November 4, 2025)

Schedule A – Existing Affiliated Funds

Existing Affiliated Funds Advised or Sub-Advised by Thomas J. Herzfeld Advisors, Inc.:

The HCM Master Fund Limited
HCM US Feeder LP

HCM Cayman Feeder Ltd
The HCM Preferred Equity Master Fund Limited
HCM Master Fund Holdco Ltd

HCM Co-Invest I LLC

HCM Co-Invest II LLC

TJHA JV I LLC

Schedule B – Affiliated SMAs

Affiliated SMAs:

All Separately Managed Accounts Managed by the Existing Adviser (or any subsequent Adviser) on behalf and in the name of individuals or entities beneficially owned by individuals that constitute "principals" of the Existing Adviser (or any subsequent Adviser) including any officer, directors, employees, or other persons affiliated with the Existing Adviser, and including also any other SMA clients for whom it otherwise be impermissible to engage in joint transactions for the Fund under Section 17(d) and Rule 17d-1 because other SMA clients would be first or second tier affiliates of the Fund.